U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

SEC File Number 005-81619
CUSIP Number 381 312 10 7

NOTICE OF LATE FILING
(Check One):

[X ] Form 10-KSB [  ] Form 11-K [ ] Form 20-F [  ] Form 10-QSB [  ] Form N - SAR
For Period Ended:  December 31, 2005

If the notification relates to a portion of the filing checked above, identify the  Item(s) to which the notification relates:     N/A

Part I--Registrant Information

          Full Name of Registrant:          GOLDEN WEST BREWING COMPANY, INC.

          Former Name if Applicable:

          Address of Principal Executive Office (Street and Number):

945 West 2nd Street,
Chico, California  95928

Part II--Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12(b)-25(b), the following should be completed. (Check box if appropriate)
(a)	[ ]	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	[X]

The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	[ ]	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why form 10-KSB, 11-K, 20-F, 10-QSB or N-SAR or portion thereof could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-KSB within the prescribed time period because the Company has experienced some difficulty in compiling its financial records to complete the preparation of the audited financial statements for the relevant interim period.

Part IV--Other Information

(1) Name and telephone number of person to contact in regard to this notification

Clifford L. Neuman, Esq.
Clifford L. Neuman, P.C.
1507 Pine Street
Boulder, Colorado 80302
(303) 449-2100

(2) Have all other period reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes [X] No

If so; attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                GOLDEN WEST BREWING COMPANY, INC.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: March 30, 2005	By:/s/ John C. Power John C. Power, President, Chief Executive Officer, Chief Financial Officer and Principal Accounting Officer